FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2007
GENERAL GEOPHYSICS COMPANY-VERITAS
(translation of registrant’s name into English)
Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris Cedex 15 FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Completion of the merger
PARIS January 12, 2007 – Compagnie Générale de Géophysique (NYSE: GGY) today announced the completion of the merger between Veritas DGC Inc. (NYSE: formerly VTS) and a subsidiary of Compagnie Générale de Géophysique, following satisfaction of the closing conditions of the merger agreement.
About CGG
CGG (www.cgg.com) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
CGG is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164 – NYSE: GGY) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: GGY).
About Veritas:
Veritas DGC, Inc. (www.veritasdgc.com), headquartered in Houston, Texas, is a leading provider of integrated geophysical information and services to the petroleum industry worldwide.
Contact Investor Relations:

Christophe Barnini	Tel.: +33 1 64 47 38 10	e-mail: Invrel@cgg.com	web: www.ccg.com
Contact Press:
Brunswick Tel.: +1 212 333 3810
Forward-Looking Information
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current information and expectations that are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties are more fully described in our reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual outcomes may vary in material respects from those currently anticipated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE — VERITAS

Date : January 16, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior Executive Vice President
Technology Control & Planning, and
Communication